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                     Filed by Georgia-Pacific Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                       Subject Company: Fort James Corp.
                          Commission File No. 1-7911
                        Contact Name:  Richard A. Good

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Chairman's Message for Shareholder Direct
Fort James Acquisition

Announcer: The following is a message from A.D. "Pete" Correll, Chairman and Chief Executive Officer of Georgia-Pacific Corp.


     Hello, this is Pete Correll.

     I'm pleased to report a major step to strengthen Georgia-Pacific as a high value-added paper and building products company.

     The boards of Georgia-Pacific and Fort James Corp. have signed a definitive merger agreement for Georgia-Pacific to acquire all outstanding shares of Fort James in a transaction valued at $11 billion.

     This transaction, expected to be completed during the fourth quarter, will position Georgia-Pacific as the world's leading manufacturer of tissue products.

     In connection with the acquisition, Georgia-Pacific is preparing to divest of 250,000 tons of commercial tissue as well as other selected commodity and non-strategic businesses that have been identified.
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                                       2

     This well-timed acquisition and these additional steps are reshaping Georgia-Pacific, a process we began with the separation of our timber assets in late 1997 and carried forward last year with the acquisitions of Wisconsin Tissue and Unisource.

     Advancing this operating strategy moves us even further in the direction of the higher value-added segments of our industry.

     This acquisition -- which is immediately accretive to Georgia-Pacific Group on a cash flow basis, and accretive to our earnings beginning in the second full year -- means higher margins, improved earnings predictability and the increased cash flow needed to continue to pursue our long-standing financial strategy of returning excess cash to shareholders.

     By divesting selected commodity and non-strategic businesses, the transformed Georgia-Pacific will be able to focus on those paper and building products businesses that are valued-added and fit our strategic direction.
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                                       3

     Tissue is a segment in which Georgia-Pacific has demonstrated both operational excellence in manufacturing and logistics and outstanding sales and marketing capabilities. Adding Georgia-Pacific's low-cost manufacturing capabilities to Fort James' strong consumer brands and nationwide marketing will result in greater efficiencies, more vigorous competition in the retail market and broader distribution of commercial products.

     With four acquisitions in the last five years, Georgia-Pacific has a proven track record of successfully integrating acquired businesses and rapidly achieving synergies.

     I encourage you to learn more about this transaction by visiting our website at www.gp.com.
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     I appreciate your continue interest and support of
Georgia-Pacific.
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Top Priority Questions & Answers
Georgia-Pacific's Fort James Acquisition

Over-guiding statement to most questions:
                          ----

The exact structure of the new, combined organization has not yet been finalized and cannot be until the regulatory process is finished. In the meantime, it is not appropriate to speculate. Also, until the transaction has been finalized, Fort James and Georgia-Pacific are still competitors and, therefore, cannot interact for legal reasons.

We expect to close this transaction during fourth quarter. In the meantime, we will provide information as it becomes available.

Will any mills or plants be closed down or sold?

Fort James and Georgia-Pacific have many profitable, efficient mills and plants. However, we are preparing to divest 250,000 tons of annual capacity in away-from-home products because of overlap of products, overlap of markets and to avoid regulatory concerns.

What is the future of Fort James' headquarters in Deerfield, Ill.?

Georgia-Pacific Corp. will remain headquartered in Atlanta. The exact structure of the new, combined organization has not yet been finalized and cannot be until the regulatory process is finished. In the meantime, it is not appropriate to speculate. Also, until the transaction has been finalized, Fort James and Georgia-Pacific are still competitors and, therefore, cannot interact for legal reasons.

We expect to close this transaction during fourth quarter. In the meantime, we will provide information as it becomes available.

What prompted you to complete this deal earlier than originally planned? Why was this done over the weekend?

When it comes to transactions, we set our own schedules and make announcements as soon as we are able. That's what occurred in this situation.

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Why did you move your earnings release date to coincide with this transaction announcement?

We wanted to make sure that complete information about our second quarter performance was available in the marketplace at the same time the market was evaluating this transaction.


What's your response to negative market reaction/analyst criticism?

We don't comment on market movements in our equities. Regarding this deal, however, we will restate that we are firmly convinced of its merits and its long-term value for Georgia-Pacific and Fort James shareholders and employees.